FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 07 November 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Tuesday 7 November 2017, London UK - LSE Announcement

GSK submits US regulatory application for mepolizumab in eosinophilic chronic obstructive pulmonary disease (COPD)

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the submission of a supplemental Biologics License Application (sBLA) to the United States Food and Drug Administration (FDA), seeking approval of mepolizumab, an interleukin-5 (IL-5) antagonist, as an add-on to maintenance treatment for patients who have chronic obstructive pulmonary disease (COPD) with an eosinophilic phenotype.

The submission includes phase III data from the previously reported1,2 METREX and METREO studies.

Mepolizumab is not approved anywhere in the world for COPD. The submission to the FDA is the first to a regulatory authority for mepolizumab for COPD. Regulatory filings in other countries are planned during the course of 2017 and 2018.

About COPD
COPD is a disease of the lungs that includes chronic bronchitis, emphysema or both and limits airflow to the lungs, interfering with normal breathing. It is thought to affect 384 million people worldwide.3  It is currently the fourth leading cause of death in the world but is projected to be the third leading cause of death by 2020.3 COPD is a heterogenous disease and eosinophilic inflammation exists in a sub-set of patients.4,5

Long-term exposure to lung irritants that damage the lungs and the airways are usually the cause of COPD. Cigarette smoke, breathing in second hand smoke, air pollution, chemical fumes or dust from the environment or workplace can all contribute to COPD. Most people who have COPD are at least 40 years old when symptoms begin.6

For people living with COPD the inability to breathe normally and worsening of their symptoms can consume their daily life and make simple activities, like walking upstairs, an everyday struggle.

Every person with COPD is different, with different needs, different challenges and different goals. Understanding this, and providing support to help meet these needs is the foundation of GSK's work.

About mepolizumab
Mepolizumab is a first-in-class monoclonal antibody that targets the signalling protein IL-5. Mepolizumab binds to IL-5, preventing it from binding to its receptor on the surface of white blood cells called eosinophils. Inhibiting IL-5 binding in this way reduces blood eosinophils, which are believed to play a role in protecting the body against infection, but in some people can cause inflammation and are involved in the development of some inflammatory diseases. Mepolizumab has been developed for the treatment of diseases that are driven by inflammation caused by eosinophils.

Mepolizumab is approved for use in the US under the brand name Nucala as an add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. Nucala has also been approved for severe eosinophilic asthma in the EU, Japan and a number of other countries worldwide, although the details of the indications may vary.

Mepolizumab has been filed in the US for the treatment of adult patients with eosinophilic granulomatosis with polyangiitis (EGPA). It is also being investigated for severe hypereosinophilic syndrome, nasal polyposis and atopic dermatitis.

Trademarks are owned by or licensed to the GSK group of companies.

Important Safety Information for Nucala in Severe Asthma with an Eosinophilic Phenotype (based on US Prescribing Information)
Please consult the full Prescribing Information for all the labelled safety information for Nucala.

CONTRAINDICATIONS
Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

WARNINGS AND PRECAUTIONS
Hypersensitivity Reactions
Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Acute Asthma Symptoms or Deteriorating Disease
Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

Opportunistic Infections: Herpes Zoster
In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.

Reduction of Corticosteroid Dosage
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection
It is unknown if Nucala will influence a patient's response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

ADVERSE REACTIONS
The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions:  In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing. Reports of anaphylaxis have been received postmarketing.

Injection site reactions (e.g. pain, erythema, swelling, itching, burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

USE IN SPECIFIC POPULATIONS
The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

References
1.   http://www.gsk.com/en-gb/media/press-releases/gsk-announces-phase-iii-results-published-in-nejm-of-mepolizumab-in-patients-with-eosinophilic-copd-at-risk-of-exacerbations/
2.   Pavord ID et al. Mepolizumab for Eosinophilic Chronic Obstructive Pulmonary Disease. New Engl J Med 2017; 377:1613-1629.
3.   Global Initiative for Chronic Obstructive Lung Disease Global Initiative for Chronic Obstructive Lung Disease. 2017. Pocket guide to COPD diagnosis, management, and prevention. Available at: http://goldcopd.org/wp-content/uploads/2016/12/wms-GOLD-2017-Pocket-Guide.pdf
4.   Brightling CE et al. Sputum eosinophilia and the short term response to inhaled mometasone in chronic obstructive pulmonary disease. Thorax 2005; 60:193-198
5.   Saha S et al. Eosinophilic airway inflammation in COPD. Int J Chron Obstruct Pulmon Dis 2006;1:39-47
6.   Diagnosis of COPD. World Health Organisation. Available at: http://www.who.int/respiratory/copd/diagnosis/en/]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 07, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc